UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

HEALTHAXIS INC.
(Name of Issuer)

Common Stock, $0.10 par value per share
(Title of Class of Securities)

42219D308
(CUSIP Number)

November 30, 2004
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:
[   ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42219D308
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only): Lehman Brothers Holdings Inc. 13-3216325
(2) Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
(3) SEC Use Only
(4) Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power: 662,949
(6) Shared Voting Power: 0
(7) Sole Dispositive Power: 662,949
(8) Shared Dispositive Power: 0
(9) Aggregate Amount Beneficially Owned by Each Reporting Person: 662,949
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☒
(11) Percent of Class Represented by Amount in Row (9): 19.3%
(12) Type of Reporting Person (See Instructions): HC/CO

CUSIP No. 42219D308
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only): Lehman Brothers Inc. 13-2518466
(2) Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
(3) SEC Use Only
(4) Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power: 662,949
(6) Shared Voting Power: 0
(7) Sole Dispositive Power: 662,949
(8) Shared Dispositive Power: 0
(9) Aggregate Amount Beneficially Owned by Each Reporting Person: 662,949
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☒
(11) Percent of Class Represented by Amount in Row (9): 19.3%
(12) Type of Reporting Person (See Instructions): BD/CO

CUSIP No. 42219D308
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only): LB I Group Inc. 13-2741778
(2) Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
(3) SEC Use Only
(4) Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power: 662,949
(6) Shared Voting Power: 0
(7) Sole Dispositive Power: 662,949
(8) Shared Dispositive Power: 0
(9) Aggregate Amount Beneficially Owned by Each Reporting Person: 662,949
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☒
(11) Percent of Class Represented by Amount in Row (9): 19.3%
(12) Type of Reporting Person (See Instructions): CO

Item 1(a). Name Of Issuer: HEALTHAXIS INC.
Item 1(b). Address of Issuer's Principal Executive Offices: 5215 N. O’Connor Blvd., 800 Central Tower, Irving, Texas 75039.
Item 2(a). Name of Person Filing: Lehman Brothers Holdings Inc. Lehman Brothers Inc. LB I Group Inc.

Item 2(b). Address of Principal Business Office or, if None, Residence:

Lehman Brothers Holdings Inc.
745 Seventh Avenue
New York, NY 10019

Lehman Brothers Inc.
745 Seventh Avenue
New York, NY 10019

LB I Group Inc.
745 Seventh Avenue
New York, NY 10019

Item 2(c). Citizenship:

Lehman Brothers Holdings Inc. (“Holdings”) is a corporation organized under the laws of the State of Delaware.

Lehman Brothers Inc. (“LBI”) is a corporation organized under the laws of the State of Delaware.

LB I Group Inc.(“LB I Group”) is a corporation organized under the laws of the State of Delaware.

Item 2(d). Title of Class of Securities: Common Stock, $0.10 par value per share (the “Common Shares”)
Item 2(e). CUSIP No.: 42219D308

Item 3. If This Statement Is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

Not Applicable.

Item 4. Ownership

As of November 30, 2004, LB I Group held shares of Series A Convertible Preferred Stock (the “Series A Shares”) convertible into 740,401 Common Shares at a price of $2.625 per share, warrants to acquire 387,117 Common Shares at an exercise price of $5.50 per share (the “2004 Warrants”) and 662,949 Common Shares. On November 30, 2004, LB I Group converted Series A Shares into 673,200 Common Shares. As a result of this conversion and after closing certain trading positions, LB I Group held 662,949 Common Shares, or 19.3% of the Common Shares deemed issued and outstanding as of November 30, 2004. The Series A Shares and the 2004 Warrants contain an issuance limitation prohibiting LB I Group from converting or exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by LB I Group and its affiliates of more than 4.99% of the Common Shares then issued and outstanding (the “Blocker”). The partial conversion of the Series A Shares on November 30, 2004 into 673,200 Common Shares exceeded the Blocker’s 4.99% limitation.

(a) Amount Beneficially Owned:

See Item 9 of cover page.

(b) Percent of Class:

See Item 11 of cover page.

(c) Number of Shares as to which the person has:

(i) sole power to vote or to direct the vote
(ii) shared power to vote or to direct the vote
(iii) sole power to dispose or to direct the disposition of
(iv) shared power to dispose or to direct the disposition of

See Items 5-8 of cover page.

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

LB I Group is the direct beneficial owner of the securities reported herein. LB I Group is a wholly-owned subsidiary of LBI, which is a wholly-owned subsidiary of Holdings.

Under the rules and regulations of the Securities and Exchange Commission, Holdings and LBI may be deemed to be the beneficial owners of the securities owned by LB I Group.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 1, 2005

LEHMAN BROTHERS HOLDINGS INC.

By: /s/ Barrett S. DiPaolo
Name: Barrett S. DiPaolo
Title: Vice President

LEHMAN BROTHERS INC.

By: /s/ Barrett S. DiPaolo
Name: Barrett S. DiPaolo
Title: Senior Vice President

LB I GROUP INC.

By: /s/ Barrett S. DiPaolo
Name: Barrett S. DiPaolo
Title: Authorized Signatory

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001)